

June 24, 2010

Mr. Richard D. Fairbank
Chairman, Chief Executive Officer, and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

> **Re:** **Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2010**
> **File No. 001-13300**

Dear Mr. Fairbank:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Selected Financial Data, page 25

1. We note from footnote seven to your Selected Financial Data on page 26 that the 2009 data includes the impact of the acquisition of Chevy Chase Bank, FSB (Chevy Chase) during the current year. Given your disclosure on page 113 that a majority of the loans acquired from Chevy Chase were credit impaired and were predominantly accounted for pursuant to ASC 310-30/SOP 03-3 and your disclosures in Table I on page 91, we believe more transparency is needed around presentation of asset quality ratios impacted by this acquisition, such as the delinquency rate and net charge-off rate, similar to that done in other parts of the filing. Please revise future filings to include footnote explanations to the asset quality ratios that would enable a reader to assess the impact of these acquired loans on the ratios presented.

Credit Concentration, page 57

2. We note disclosure of your commercial real estate concentration in New York, which has experienced market deterioration in residential construction/redevelopment and Class A office space. As it relates to your $2.4 billion in outstanding real estate construction loans as of December 31, 2009 and to the extent that you use interest reserves on these loans, please address the following:

- Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
- Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
- Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
- Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
- Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Loan Modifications and Restructurings, page 59

3. We note the tabular disclosure on page 60 of your loan modifications and restructurings, which have increased from an immaterial amount as of December 31, 2008 to $279.6 million as of December 31, 2009. We further note that due to the consolidation of your off-balance sheet entities, your modifications and restructurings have increased to $729.1 million as of March 31, 2010. Please address the following:

- Revise future filings to separately disclose the amount of loan modifications and restructurings which are considered troubled-debt restructurings (TDRs) pursuant to ASC 310-40;
- We note disclosure that a restructured loan is considered performing if the borrower complies with the terms of the modified loan and has made payments in line with the modified terms over several payment cycles. We also note that all of these loans included in Table 16 are not included as non-performing loans at December 31, 2009. Please tell us whether you have any previously classified TDRs that are currently non-performing as of March 31, 2010;
- Tell us whether at the time the loan is restructured you continue to accrue interest. If so, tell us all of the factors you consider in making this determination so as to be reasonably assured of repayment and performance according to the modified terms; and
- Tell us and revise future filings to quantify the types of concessions made (i.e. reduction in interest rate, extensions of the loan's maturity, reductions in the amount of principal owed by the borrower, or other actions) distinguishing between each loan product along

with a discussion of your success with these different types of concessions as of both
December 31, 2009 and March 31, 2010.

4. As a related matter, we note disclosure of short-term and long-term modifications on page 19
    of your Form 10-Q for the period ended March 31, 2010. Specifically as it relates to your
    credit card loan modifications and restructurings which total $663.7 million as of March 31,
    2010, please address the following:

    *   Compare and contrast what you consider a short-term modification from a long-term
        modification, with a separate discussion for each loan product to the extent that there are
        differences;
    *   Compare and contrast under what circumstances would you consider any of these
        modifications to be temporary in nature or permanent and whether these would be
        classified as troubled-debt restructurings. We note on page 19 of your Form 10-Q for the
        period ended March 31, 2010 that you only consider a loan modification for which an
        economic concession has been granted to be a troubled debt restructuring as compared to
        an extension of loan terms for which you expect full collection to be a modification;
    *   Explain whether any loan would revert back to its original terms during any temporary
        modification period if consecutive late payments are made or if other terms of the
        modified agreement are violated. To further enhance our understanding of this process,
        please provide an example with an accompanying timeline explaining what triggering
        events would lead to such a change in status (classification) and discuss how these events
        would impact the accounting for the loan as well as the classification and presentation in
        your Guide III data; and
    *   Additionally, please describe whether these loans are included in your ASC 450-20
        (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms,
        payments or classification may impact one or both analysis, please explain how and when
        these calculations would be impacted.

Allowance for Loan and Lease Losses, page 60

5. We note disclosure that during the year you updated your expected loss models for your
    commercial loans to better reflect recent experience. Please tell us and revise future filings to
    disclose the following:

    *   The quarter in which you updated your expected loss model, the resulting increase to
        your allowance for loan losses during that period, and the expected impact to the
        allocation of your allowance for loan losses in future periods as a result of this change;
        and
    *   Specifically what changes were made to your expected loss model and how that impacted
        the incurred loss recorded during the period.

Table 17: Summary of Allowance for Loan and Lease Losses, page 61

6. We note your presentation of the allowance for loan losses as a percentage of non-performing loans ratio. We also note in footnote one to Table 15 on page 59 that your policy is to not classify credit card loans as nonperforming loans and, in footnote two, the alternate measures of nonperforming loans as a percentage of loans held for investment excluding the loans acquired from Chevy Chase Bank that are not considered to be nonperforming. Given the fact that a significant amount of the allowance included in the numerator could be allocated to loans types that are excluded from nonperforming loans in the denominator, we believe that more transparency is needed around your presentation of this ratio. To provide clear and consistent disclosure, please revise your future filings to provide explanatory disclosure similar to that presented in Table 15 herein and elsewhere in your filing where you present the allowance for loan losses as percentage of non-performing loans ratio.

Table E - Delinquencies, page 87

7. We note that footnote three to your table discloses that credit cards included in the table continue to accrue finance charges until charged off at 180 days past the statement cycle date. Given the significant increase in your credit card loans upon the consolidation of your credit card securitization as of January 1, 2010, please expand your disclosure in future filings to separately present loan delinquencies in each respective bucket for your credit card loans and other significant categories of delinquent loans.

Table G – Nonperforming Assets, page 88

8. We note that non-performing commercial and multi-family real estate loans have increased significantly as of December 31, 2009 as compared to the prior year. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of these workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

9. As a related matter, please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

   - The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
   - To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;
   - In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
   - How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
   - Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Note 1. Significant Accounting Policies

Loans Held for Sale, page 104

10. We note disclosure that during 2009 you classified $127.5 million of your small ticket commercial real estate portfolio as available for sale and recognized a write-down of $79.5 million. We note that this portfolio is currently in run-off mode and as a result the balance in this portfolio has decreased from $2.6 billion as of December 31, 2008 to $2.1 billion as of December 31, 2009 in addition to disclosure on page 58 that charge-offs in your commercial banking segment has increased due in part to your small ticket commercial real estate portfolio. Please tell us how you determined these specific loans to sell (i.e. credit deterioration, liquidity, acceleration of portfolio run-off, etc.), whether these loans were considered nonperforming and had any associated allowance for loan losses prior to transfer, and your plans in the future to transfer any additional loans from this portfolio to available for sale.

Note 11. Deposits and Borrowings, page 133

11. We note your disclosure related to your short term borrowings through resale agreements. Please tell us and revise your future filings to disclose your accounting policies related to your resale agreements. If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment. Please tell us and revise future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented.

Note 21. Commitments, Contingencies and Guarantees, page 161

12. We note disclosure of the various litigation matters that you are exposed to. We also note that in the majority of these situations, you have not disclosed either:

   (i)   the possible loss or range of loss; or

   (ii)   a statement that an estimate of the loss cannot be made.

   ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Form 10-Q for the quarterly period ended March 31, 2010

Table 12: Allocation of the Reported Allowance for Loan and Lease Losses, page 22

13. We note that as a result of adopting the new consolidation accounting standards on January 1, 2010, you consolidated approximately $41.9 billion of assets, consisting primarily of credit card loan receivables underlying your securitization trusts. We further note you increased your allowance for loan losses by $4.3 billion as of January 1, 2010 for the newly consolidated loans. Based upon this material amount recorded and the related impact to

beginning retained earnings in addition to the fact that for the three-months ended March 31, 2010 your provision for loan losses decreased by $565.9 million, excluding the impact of deconsolidated trusts, please tell us and revise future filings as applicable to address the following:

- Explain how you determined the amount of the allowance related to the loans consolidated on January 1, 2010;
- Compare and contrast the quality of the credit card loans consolidated to the loans previously on-balance sheet, in addition to any other information that would be necessary for a complete understanding of the observed changes in the allowance allocated to credit card loans; and
- Considering that the allowance allocated to consumer banking loans only decreased by $142 million from $1.07 billion at December 31, 2009 to $934 million at March 31, 2010, clarify your statement that the $565.9 million decrease in allowance for loan losses was primarily driven by a decline in the allowance for your consumer banking loan portfolio. Further clarify whether any of the decrease in the first quarter of 2010 was attributable to a decline in the allowance for your credit card portfolio.

Financial Statements

Note 13 – Securitizations, page 92

Mortgage Securitizations – Option ARM Mortgage Loan Securitizations, page 99

14. We note your disclosure that prior to January 1, 2010, you did not consolidate 21 "option arm" mortgage securitization trusts due to the QSPE exemption from the consolidation provisions. We further note that upon adoption of the new consolidation guidance on January 1, 2010, you consolidated 15 of the 21 trusts and recorded a $1.5 billion increase to your loans held for investment. We also note on page 100 that the remaining mortgage trusts with $3 billion of outstanding mortgage loans were not consolidated. Please address the following with respect to these trusts:

- Compare and contrast all the interests held in each of the 15 trusts that were consolidated with those in the remaining six trusts that were not consolidated and provide a comprehensive analysis of the factors and specific accounting literature that was considered that led you to determine whether or not to consolidate each trust;
- For the 15 trusts that were subsequently deconsolidated on March 10, 2010 upon the sale of interest-only bonds associated with each previously consolidated trust to a third party, please tell us the factors and the specific accounting literature that was considered that led you determine that you were no longer the primary beneficiary and consolidation was no longer required; and
- For the remaining trusts with $3 billion of outstanding loans that were not consolidated upon initial adoption, we note your disclosure that it was due to the insurer of the

mortgage securitization giving notice of its intent to remove you as the servicer of the loans prior to the adoption of the new consolidation standards. Please tell us:
- o When the insurer gave notice of its intent to remove you as the servicer;
- o When the insurer formally exercised its right during the first quarter of 2010 to remove you as the servicer; and
- o How you determined it appropriate to deconsolidate the trusts upon the initial notification as opposed to your actual removal as the servicer of the loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or me at (202) 551-3423 with any other questions.

Sincerely,

Amit Pande
Accounting Branch Chief